EXHIBIT 99.1

News Release dated September 9, 2019, Suncor Energy to invest $1.4 billion in low-carbon power cogeneration at its Oil Sands Base Plant

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy to invest $1.4 billion in low-carbon power cogeneration at its Oil Sands Base Plant

•                  Delivers superior returns and a significant contributor to the company’s goal of growing incremental free funds flow by $2 billion by 2023

•                  Suncor’s greenhouse gas (GHG) emissions associated with steam production at Base Plant will be reduced by approximately 25%

•                  GHG emissions in the province of Alberta will be reduced by approximately 2.5 megatonnes per year

Calgary, Alberta (Sept. 9, 2019) — Suncor today announced it is replacing its coke-fired boilers with two cogeneration units at its Oil Sands Base Plant. The cogeneration units will provide reliable steam generation required for Suncor’s extraction and upgrading operations and generate 800 megawatts (MW) of power. The power will be transmitted to Alberta’s grid, providing reliable, baseload, low-carbon power, equivalent to approximately 8% of Alberta’s current electricity demand. This project will increase demand for clean natural gas from Western Canada.

“This is a great example of how Suncor deploys capital in projects that are economically robust, sustainability minded and technologically progressive,” said Mark Little, president and chief executive officer. “This project generates economic value for Suncor shareholders and provides baseload, low-carbon power equivalent to displacing 550,000 cars from the road, approximately 15% of vehicles currently in the province of Alberta.”

The project cost is estimated to be $1.4 billion, delivering a high teens return and projected to be in-service in the second half of 2023. This project will substantially contribute to the company’s goal of an increased $2 billion in free funds flow by 2023. This will be achieved through Oil Sands operating cost and sustaining capital reductions along with margin improvements. It will also contribute materially to Suncor’s publicly announced GHG goal.

Replacing the coke-fired boilers with cogeneration will reduce GHG emissions associated with steam production at Base Plant by approximately 25%. It is also expected to reduce sulphur dioxide and nitrogen oxide emissions by approximately 45% and 15% respectively. The cogeneration units will eliminate the need for a flue gas desulphurization (FGD) unit, which is currently used to reduce sulphur emissions associated with coke fuel. Decommissioning the FGD unit will reduce the volume of water the company withdraws from the Athabasca River by approximately 20%.

By producing both industrial steam and electricity through a single natural gas-fuelled process, cogeneration is the most energy-efficient form of hydrocarbon-based power generation. Suncor believes this project will contribute to both Alberta and Canada’s climate ambitions.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Legal Advisories

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning:  capital efficiencies and cost savings; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “could”, “vision”, “goal”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include: the expectation that the project will cost $1.4 billion, deliver a high teens return and will be in-service in the second half of 2023; the belief that the project will deliver superior returns and will contribute to the company’s goal of growing incremental free funds flow by $2 billion by 2023 and the reasons for such belief; references to Suncor’s GHG goal and the expected impact that the project will have on it; estimated reductions in GHG, sulphur dioxide and nitrogen oxide emissions associated with steam production at Base Plant and GHG emissions in the province of Alberta; the expectation that the project will eliminate the need for a FGD unit which will reduce the volume of water the company will withdraw from the Athabasca River by 20%; the belief that the project will generate economic value for Suncor shareholders and will provide baseload, low-carbon power equivalent to displacing 550,000 cars from the road; Suncor’s belief that the project will contribute to both Alberta and Canada’s climate ambitions; that the cogeneration units will provide reliable steam generation and generate 800 MW of power which will be transmitted to Alberta’s grid and the benefits and impacts thereof; and that the project will increase demand for clean natural gas from Western Canada.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the second quarter ended June 30, 2019 and dated July 24, 2019 (the Q2 MDA)and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019 , and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Free funds flow is calculated by taking funds from operations (FFO) and subtracting capital expenditures, including capitalized interest.  Free funds flow and FFO are non-GAAP measures.  Non-GAAP measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation.  See Non-GAAP Measures in the Q2 MDA for further information.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

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